[Letterhead of Paul, Hastings, Janofsky & Walker LLP]

(212) 318-6859
markschonberger@paulhastings.com

July 11, 2008	23062.68339

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Kevin Woody, Branch Chief

Re:	The Lexington Master Limited Partnership Form 10-K for the fiscal year ended December 31, 2007 File No. 0-50268

Dear Mr. Woody:

This letter sets forth the response of The Lexington Master Limited Partnership (the “Partnership”) to the Staff’s comment letter dated July 1, 2008 in connection with the Staff’s review of the Partnership’s Form 10-K for the year ended December 31, 2007 (the “Form 10-K”).  Capitalized terms used herein and not otherwise defined have the meanings specified in the Form 10-K, as applicable. For your convenience, we have repeated the comment prior to our response.

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

3 Real Estate Investments and Lease Intangibles, page 63 and 64

1.
We have reviewed your response to comment number 3.  Please tell us how management determined that this transaction was deemed to be an acquisition of net-lease real estate properties as opposed to a business combination.  Please cite the appropriate accounting literature relied upon.

Securities and Exchange Commission
July 11, 2008

The transaction referred to is the Partnership’s acquisition of net leased real properties from Lexington Acquiport Company LLC (“LAC”).  LAC was the holding entity for such properties owned in a co-investment program between Lexington Realty Trust, which is the Partnership’s general partner and significant limited partner (“LXP”), and the Comptroller of the State of New York as Trustee of the Common Retirement Fund.  LAC was not a stand-alone operating entity –  it had no employees or processes for leasing, cash receipts, cash disbursements, procurement, or other property and asset management processes.

The Partnership concluded that the relevant accounting literature was contained in Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations.  Paragraph 9 of SFAS 141 states that “a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities.”  Footnote 4 to paragraph 9 references EITF Issue No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, which provides guidance to determine whether an asset group constitutes a business.

Based on the discussion in EITF 98-3, the Partnership concluded that its acquisition of the net leased real estate from LAC did not constitute the acquisition of a business; rather, it was the acquisition of productive assets.  Paragraph 6 of EITF 98-3 states, “A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors.  A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues.  For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”

Despite the Partnership’s conclusion that its acquisition of net leased real estate assets in LAC was not a business combination, it recognized that it is generally accepted practice that guidelines included in SFAS 141 relating to allocating fair value of assets acquired and liabilities assumed are applicable to the acquisition of investments in real estate; the Partnership has advised that it followed such guidelines.

We would greatly appreciate your prompt attention in resolving any remaining open issues.  If you have any questions regarding the responses to the Staff’s comments, please call the undersigned at (212) 318-6859.

Securities and Exchange Commission
July 11, 2008

Kindly acknowledge receipt of the foregoing responses by stamping the enclosed additional copy of this letter and returning the same to the undersigned.

Sincerely,

/s/Mark Schonberger

Mark Schonberger
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Patrick Carroll, Chief Financial Officer, Lexington Realty Trust Joseph Bonventre, Esq., General Counsel, Lexington Realty Trust